UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountant

BeyondSpring Inc. (the “Company”) today announced the appointment of Marcum LLP (“Marcum”) as its independent registered public accounting firm, effective January 5, 2024. Marcum replaced Ernst & Young Hua Ming LLP (“EY”), the former independent registered public accounting firm of the Company, which the Company dismissed on November 14, 2023. The change of the Company’s independent auditor was made after a careful and thorough evaluation process and has been approved by the Company’s board of directors and the audit committee (the “Audit Committee”).

EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report on the consolidated financial statements of the Company for the year ended December 31, 2022 contained an explanatory paragraph regarding the Company stating that there was substantial doubt about the Company’s ability to continue as a going concern.

During the audit for the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through November 14, 2023, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for the years ended December 31, 2022 and 2021, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

During the Company’s two most recent fiscal years ended December 31, 2022 and 2021 and any subsequent interim period prior to the engagement of Marcum on January 5, 2024, neither the Company nor anyone on its behalf has consulted with Marcum on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Marcum that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

Receipt of Nasdaq Notice

On January 10, 2024, the Company issued a press release announcing the receipt of a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-257639, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairperson and Chief Executive Officer

Date: January 10, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated January 10, 2024.